

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2011

Via E-mail
Liz Lewzey
Vice President, Planning and Reporting
Pinafore Holdings B.V.
Fred. Roeskestraat 123
Amsterdam
The Netherlands

> **Re:** **Pinafore Holdings B.V.**
> **Amendment No. 1 to**
> **Registration Statement on Form F-4**
> **Filed August 22, 2011**
> **File No. 333-175137**

Dear Ms. Lewzey:

We have reviewed your responses to the comments in our letter dated July 21, 2011 and have the following additional comments.

General

1. We note your response to our prior comment two. Please revise to provide a basis for your beliefs, "hold[ing] the number one position," "the leading North American manufacturer," and "globally recognized by [y]our customers as the highest quality power transmission belt brand." Please revise to state as a belief disclosure that you are the "world's largest manufacturer of power transmission belts." Please revise reference to "a successful and significant restructuring program" in light of your recent net losses.

Summary

Our Company, page 2

2. We note your response to our prior comment 4 in which you revised to disclose pro forma profit. Our comment was intended to result in disclosure of GAAP (loss)/profit. Please revise as appropriate.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

3. We believe it would be useful to investors to quantify costs of sales for each business segment in the segment tables. Please revise as appropriate.

<u>Results of Operations</u>

<u>6M 2011 Compared with 6M 2010, page 90</u>

4. We note your response to our prior comment 11. Similar to the revisions made to the annual periods' analysis, we believe you should revise the interim periods' analysis to quantify, discuss, and analyze the changes in costs of sales and other operating expenses for each business segment in addition to your current disclosure which is made in the context of operating profit/(loss).

<u>Supplemental Letter dated August 22, 2011</u>

5. Please revise the introductory phrase in clause (iv)(A) to refer to any person participating in the Exchange Offer for the purpose of distributing the Exchange Notes rather than "any broker-dealer and any noteholder using the Prospectus to participate in a distribution of the Exchange Notes." Please also revise clause (v) to refer to clause (iv)(A) rather then (iii)(A).

<u>Exhibit 5.1</u>

6. We note your response to our prior comment 18. Please explain to us why counsel is not able to conclude that the Notes would continue to be enforceable even if terms to which assumption (iv)(a) relates were found invalid.

<u>Exhibit 5.13</u>

7. We note your response to our prior comment 23. Please have counsel revise and refile exhibits 5.3, 5.5, 5.7, 5.8, 5.11, 5.15, 5.16, 5.17, 5.18, 5.22, and 5.24 to remove any language that suggests that only the registrant may rely on the opinion.

8. Please have counsel revise and refile exhibits 5.1, 5.3, 5.5, 5.6, 5.7, 5.8, 5.9, 5.10, 5.11, 5.12, 5.13, 5.14, 5.16, 5.17, 5.18, 5.19, 5.20, 5.21, 5.22, and 5.24 to remove language that may imply that the opinion is only for the benefit of the registrant.

Exhibit 5.14

9. Please have counsel revise paragraph 4.6 to clarify that counsel does not assume that each individual executing any Notes Document or a power of attorney on behalf of any German Company issued a statement of intent, and please refile the exhibit.

Exhibit 5.15

10. We note your response to our prior comment 26. Please have counsel revise to delete section 4(i) and please refile the opinion. Jurisdictional matters related to the protections of the federal securities laws are matters to be determined by the courts. Thus it appears inappropriate for counsel to make this assumption.

11. We note your response to our prior comment 26. While counsel may qualify an opinion when appropriate, it is not appropriate to assume material matters underlying the opinion. Please have counsel revise to delete section 5(e) and please refile the opinion.

12. We note your response to our prior comment 26. It is inappropriate for counsel to assume any of the material facts underlying the opinion. Please have counsel revise to delete section 5(f) and please refile the opinion.

Exhibits 5.22 and 5.24

13. Please have counsel confirm that it will refile the opinions dated as of the date of effectiveness.

14. We note paragraph 1.3.12 in exhibits 5.22 and 5.24. Please tell us whether Sharia law could have any impact on the due authorization and corporate authority of the guarantors and whether the guarantee is a binding obligation on the guarantor.

15. Please revise assumptions 2.1(g) (h) and (l) in exhibits 5.22 and 5.24 and refile the exhibits to clarify that it does not apply to Gates Engineering & Services Hamriyah FZE. Additionally please revise assumption 2.1(c) to clarify that the statement "all the relevant meetings of the board of directors and shareholders of all parties to the Transaction Documents have been duly convened and held and a duly qualified quorum of directors and/or shareholders of all parties to the Transaction Documents voted in favour of the relevant resolutions" is not in reference to Gates Engineering & Services Hamriyah FZE.

16. Please delete assumptions 2.1(m) and (o) in exhibits 5.22 and 5.24 and refile the exhibits as it appears these may be material matters underlying the opinion, or please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3324 with any other questions.

Sincerely,

/s/ John Stickel

John Stickel
Attorney-Advisor

cc (via E-mail):   Rachel Sheridan, Esq.
Latham & Watkins LLP